SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FIRST QUARTER 2022

São Paulo, April 29, 2022 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the first quarter of 2022. Note that the information herein is based on preliminary data and that figures have not been reviewed by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE 1Q22	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	3
1.3 MEXICO	3
2. SALES PERFORMANCE 1Q22	4
2.1 BRAZIL	4
2.2 UNITED STATES & EUROPE	5
2.3 MEXICO	5

1.	INDUSTRIAL PERFORMANCE 1Q22
1.1	BRAZIL

Average utilization rate of petrochemical crackers: in line with 4Q21 (+1 p.p.). Compared to 1Q21, the utilization rate of the petrochemical crackers increased (+4 p.p.), due to the pit stop (rapid scheduled maintenance shutdown) at the petrochemical crackers in Rio Grande do Sul in 1Q21.

Average utilization rate of green ethylene: remained stable compared to 1Q21 (-1 p.p.) and decreased in relation to 4Q21 (-18 p.p.), due to the scheduled maintenance shutdown in 1Q22.

2

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, the rate increased in relation to 4Q21 (+15 p.p.) due to the normalization process of operations after a scheduled maintenance shutdown at one of the region's plants in 4Q21. Compared to 1Q21, the rate increased (+10 p.p.), mainly due to the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21.

In Europe, the utilization rate increased compared to 4Q21 (+5 p.p.), due to the normalization of production after the restarting of operations of a local supplier after a scheduled maintenance shutdown in the previous quarter. Compared to 1Q21, the rate decreased (-4 p.p.), due to lower demand in the period.

1.3	MEXICO

Average utilization rate of PE plants: stable in relation to 4Q21 (-1 p.p.). In 1Q22, ethane supply by PEMEX was 33,500 barrels per day, higher than the volume established in the amendment to the ethane supply agreement (30,000 barrels per day). Additionally, the Fast Track solution complemented the supply of feedstock with 16,200 barrels per day of ethane imported from the United States, representing 65% of the Fast Track utilization rate, due to the weather problems that occurred in February 2022.

3

Compared to 1Q21, the increase (+22 p.p.) is mainly explained by the operation of Braskem Idesa's industrial assets based on an experimental business model in January and February 2021, following the interruption in natural gas transport service in early December 2020.

2.	SALES PERFORMANCE 1Q22
2.1	BRAZIL

Resin sales volume: in the Brazilian market, increased compared to 4Q21 (+2%), positively impacted from stronger demand for PE and PP for the restocking in the chain. Compared to 1Q21, sales volume decreased (-7%), mainly due to weaker resins demand in the Brazilian market, due to the restocking effect in the chain in 1Q21 after the impacts of COVID.

Exports decreased in relation to 4Q21 (-16%), due to the prioritization of serving the Brazilian market and the logistic constraints. Compared to 1Q21, export volume increased (+25%), explained by the higher availability of product for export.

Green PE sales volume: green PE sales decreased in relation to 4Q21 (-10%) and 1Q21 (-8%), due to logistic constraints in exports.

4

Main chemicals sales volume[1]: in the Brazilian market, sales volume increased in relation to 4Q21 (+2%), supported by the higher sales volume of paraxilene, due to the higher production in the period as a consequence of the scheduled maintenance shutdown in 4Q21. Compared to 1Q21, sales volume increased (+3%), due to the higher sales volume of gasoline, due to the social isolation measures in 1Q21.

Exports decreased compared to 4Q21 (-47%), mainly due to the lower ethylene and benzene exported volumes, and in the case of benzene, priority was given to serving the Brazilian market and healthy demand . Compared to 1Q21, exports decreased (-24%), due to the lower ethylene sales.

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, sales volume increased in relation to 4Q21 (+9%) and 1Q21 (+3%), due to higher product availability.

1 Ethylene, propylene, butadiene, cumene, gasoline, benzene, paraxylene are considered main chemicals due to their representativeness in this segment.

5

In Europe, PP sales volume increased (+9%) in relation to 4Q21, reflecting the higher product availabilityfor sale in the period. Compared to 1Q21, the decrease (-6%) is explained by lower product availability and lower demand.

2.3	MEXICO

PE sales volume: increased (+15%) compared to 4Q21, due to higher product availability for sale because of the maintenance of production at healthy levels and consumption of the Company's inventory. In relation to 1Q21, the increase (+63%) is explained by the higher product availability for sale compared to the prior-year period.

6

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from covid-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.